Exhibit (a)(5)(i)
UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF OHIO
EASTERN DIVISION

:

NACCO INDUSTRIES, INC. and APEX ACQUISITION CORPORATION,	:

Plaintiffs,	:

vs.	:

APPLICA INCORPORATED, HARBERT
MANAGEMENT CORPORATION, HMC	:
INVESTORS, L.L.C., HARBINGER CAPITAL
PARTNERS OFFSHORE MANAGER, L.L.C.,	:	Case No. 1-06CV3002
HARBINGER CAPITAL PARTNERS MASTER
FUND I, LTD., HMC-NEW YORK, INC.,	:
HARBINGER CAPITAL PARTNERS SPECIAL
SITUATIONS GP, LLC, HARBINGER	:
CAPITAL PARTNERS SPECIAL SITUATIONS
FUND, L.P., APN HOLDING COMPANY, INC.,	:
APN MERGERSUB, INC., DAVID MAURA,	:
PHILIP FALCONE, RAYMOND J. HARBERT
and MICHAEL D. LUCE,	:

Defendants.	:

COMPLAINT
     Plaintiffs NACCO Industries, Inc. (“NACCO”) and Apex Acquisition Corporation (“Apex”) for their complaint against Defendants Applica Incorporated (“Applica”), Harbert Management Corporation, HMC Investors, L.L.C., Harbinger Capital Partners Offshore Manager, L.L.C., Harbinger Capital Partners Master Fund I, Ltd. (the “Harbinger Master Fund”), HMC – New York, Inc., Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Special Situations Fund, L.P. (the “Harbinger Special Fund”), APN Holding Company, Inc. (“APN Holding”), APN Mergersub, Inc. (“APN Merger”), Philip Falcone, Raymond J.

Harbert and Michael D. Luce (collectively, the “Harbinger Defendants” or “Harbinger”) and David Maura, by the undersigned attorneys allege as follows:
SUMMARY OF THE ACTION
     1. This action seeks to level the playing field between Plaintiffs, who have followed, and Defendants, who by fraud have flouted, the federal securities laws in a contest for control of Applica.
     2. As early as February 24, 2006, Harbinger began accumulating a massive block of Applica stock as part of its secret plan or proposal to: (a) acquire additional securities of Applica; (b) effect an “extraordinary corporate transaction” involving Applica, including a merger or reorganization; (c) possibly sell or transfer a material amount of the assets of Applica; and (d) change Applica’s board of directors or management.
     3. As part of its secret plan or proposal, Harbinger intended to acquire Applica stock as cheaply as possible and took unlawful steps to conceal from competing buyers that it planned to take control of Applica. In furtherance of this plan, Harbinger misrepresented its plans or proposals with respect to Applica in its public filings with the United States Securities & Exchange Commission (“SEC”), representing that all of Harbinger’s acquisitions of Applica common stock were “for investment purposes” only. Harbinger’s flagrant and repeated violations of securities laws enabled it to accumulate 9,830,800 shares of Applica common stock at prices artificially depressed by Harbinger’s failure to disclose its intentions to the market. Through this ruse, Harbinger accumulated approximately 40% of Applica’s stock at a blended price of approximately $3.60 per share.
     4. In addition to acquiring Applica shares at artificially depressed prices, Harbinger’s false Schedule 13D filings were intended to, and in fact caused, NACCO and other potential competitors for control of Applica to forego defensive measures, such as accumulating their own offsetting Applica holdings, making tender offers for Applica shares and the like. Indeed, while Harbinger was amassing its significant holding of Applica’s stock, NACCO, and its wholly owned subsidiary, HB-PS Holding Company, Inc. (“Hamilton Beach”) were negotiating a transaction with Applica that was detailed in their July 23, 2006 Agreement and Plan of Merger with Applica (the “Hamilton Beach Merger Agreement”). Shortly after the execution of the Hamilton Beach Merger Agreement, Harbinger used its position as Applica’s dominant shareholder to induce Applica to breach the Hamilton Beach Merger Agreement in favor of a competing offer from Harbinger.
     5. By the end of August 2006, Harbinger had amassed 9,611,600 shares of Applica common stock, comprising about 40% of all outstanding shares. On September 14, 2006, Harbinger announced a surprise offer to purchase all of the outstanding Applica common stock that it did not already own. In connection with this offer, Harbinger filed an amended Schedule 13 admitting, contrary to all of its prior filings, that all of its prior Applica purchases had in fact been “in order to acquire control” of Applica.
     6. On October 19, 2006, Applica and Harbinger executed a competing merger agreement (the “Harbinger Merger Agreement”) pursuant to which Harbinger would acquire all of Applica’s outstanding shares of common stock that Harbinger did not already own for $6.00 per share. The Harbinger Merger Agreement was approved by Applica’s board of directors on October 19, 2006. On December 4, 2006, Applica circulated a definitive proxy statement (the “Applica-Harbinger Proxy Statement”) that scheduled a meeting of Applica’s shareholders for December 28, 2006 in order to vote to approve the Harbinger Merger Agreement.
     7. On December 13, 2006, NACCO sent a letter to the Applica Board of Directors offering to purchase all outstanding shares of Applica common stock for $6.50 per share.

Harbinger responded by increasing its offer to purchase the shares of Applica common stock that it did not already own to $6.50 per share. Although Plaintiffs and Harbinger are both bidding for Applica, they are not competing on even footing; instead, Plaintiffs must bid for 100% of Applica common stock at the tender offer price of $6.50, while Harbinger, due to its acquisition of massive amounts of Applica stock at prices depressed by its own false statements, need only acquire 60% of the shares of Applica stock at that same price.
     8. Harbinger has also tried to rig the process with a timing advantage: its offer is scheduled to be considered at the December 28, 2006 shareholders meeting and to close on that same day.
     9. Harbinger has secured itself a decided and improper advantage in a contest for control of Applica through its six months of repeated false statements to the SEC, the investing public and to potential bidders for Applica. Thus, as a result of Harbinger’s securities law violations while acquiring Applica stock between February and August 2006, on an overall basis Harbinger would pay at least 44% less for Applica than Plaintiffs or any other competing bidder. This unfair advantage improperly deters competiting bids for Applica. In addition, by accumulating a 40% minority stake in Applica, which could limit an acquiring company’s freedom of action even after it acquired Applica, Harbinger has reduced the value of Applica to Plaintiffs and other potential bidders to the detriment of Applica’s other shareholders.
     10. To remedy Harbinger’s fraud, Plaintiffs and Applica’s shareholders are entitled to equitable remedies, such as divestiture or disgorgement, that will level the playing field in any contest for Applica. In particular, Plaintiffs seek Orders that would: (a) enjoin Harbinger from proceeding with an offer for shares of Applica common stock; (b) enjoin Harbinger from selling, tendering or otherwise disposing of any shares of Applica common stock; (c) require Harbinger to offer rescission to all shareholders from whom Harbinger fraudulently acquired shares of Applica common stock; (d) divest Harbinger of its shares of Applica common stock to Applica or direct Harbinger to disgorge a sum equal to the difference between the price paid for such shares (which is approximately $3.60) and the price paid for shares of Applica common stock by the ultimate acquirer of Applica.
     11. Despite objections raised by Plaintiffs and the clear evidence of Harbinger’s fraud in connection with its acquisition of its 40% stake in Applica, Applica and Applica’s board of directors have refused to reconsider the transaction proposed in the Harbinger Merger Agreement and intend to proceed to hold a shareholder vote on the Harbinger Merger Agreement on December 28, 2006. Unless enjoined by the Court, approval of the Harbinger Merger Agreement at that shareholders meeting will effectively deliver Applica to Harbinger, notwithstanding the clear evidence of Harbinger’s fraud.
THE PARTIES
     12. Plaintiff NACCO is a Delaware corporation with its principal place of business in Mayfield Heights, Ohio. NACCO is an operating holding company with three principal businesses: lift trucks, housewares and mining. In 2005, NACCO’s total revenues were $3.2 billion and net income was $62.5 million. As of November 27, 2006, NACCO owned 1,000 shares of Applica common stock, and NACCO continues to own that stock.
     13. Plaintiff Apex Acquisition Corporation (“Apex”) is a Florida corporation. Apex is an indirect, wholly owned subsidiary of Plaintiff NACCO.
     14. Defendant Applica is a Florida corporation with its principal place of business in Miramar, Florida. Applica and its subsidiaries are marketers and distributors of branded and private-label small household appliances.

     15. Defendant Harbert Management Corporation is an Alabama corporation with its principal place of business in Birmingham, Alabama. Upon information and belief, Harbert Management Corporation is the managing member of Defendant HMC Investors, L.L.C. and the parent of HMC – New York, Inc.
     16. Defendant HMC Investors, L.L.C. is a Delaware limited liability company with its principal place of business in Birmingham, Alabama.
     17. Defendant Harbinger Capital Partners Offshore Manager, L.L.C. is a Delaware limited liability company with its principal place of business in Birmingham, Alabama and the investment manager of the Harbinger Master Fund.
     18. Defendant Harbinger Master Fund is a Cayman Islands corporation with its principal place of business in New York, New York. Upon information and belief, this Defendant is focused on restructurings, liquidations, event-driven situations, turnarounds and capital structure arbitrage, including both long and short positions in highly leveraged and financially distressed companies.
     19. Defendant HMC – New York, Inc. is a New York corporation with its principal place of business in Birmingham, Alabama and the managing member of Harbinger Capital Partners Special Situations GP, LLC.
     20. Defendant Harbinger Capital Partners Special Situations GP, LLC is a Delaware limited liability company with its principal place of business in New York, New York and the general partner of the Harbinger Special Fund.
     21. Defendant Harbinger Special Fund is a Delaware limited partnership with its principal place of business in New York, New York. Upon information and belief, this

Defendant is focused on distressed debt securities, special situation equities and private loans/notes.
     22. Defendant APN Holding is a Delaware corporation with its principal place of business in New York, New York and a party to the October 19, 2006 agreement by which Harbinger would seize control of Applica. Upon information and belief, APN Holding is a wholly owned subsidiary of Defendants Harbinger Master Fund and Harbinger Special Fund.
     23. Defendant APN Merger is a Florida corporation with its principal place of business in New York, New York and is also a party to the Harbinger Merger Agreement. Upon information and belief, APN Merger is a wholly owned subsidiary of APN Holding.
     24. Defendant Philip Falcone is a resident of New York, a shareholder in Harbert Management Corporation and the Portfolio Manager of the Harbinger Master Fund and the Harbinger Special Fund. As alleged below, Defendant Falcone made certain false representations and material omissions in Harbinger filings with the SEC.
     25. Defendant Raymond J. Harbert is a resident of Alabama, a shareholder in Harbert Management Corporation and, as alleged below, made certain false representations and material omissions in Harbinger filings with the SEC.
     26. Defendant Michael D. Luce is a resident of Alabama, a shareholder in Harbert Management Corporation and, as alleged below, made certain false representations in Harbinger filings with the SEC.
     27. Defendant David Maura is a resident of New Jersey. David Maura works as a consultant to Harbinger in New York, New York with Harbinger, and has been involved in all aspects of Harbinger’s plan to take control of Applica.

     28. Defendants Harbert Management Corporation, Harbinger Capital Partners Offshore Manager, L.L.C., Harbinger Master Fund, HMC – New York, Inc., Harbinger Capital Partners Special Situations GP, LLC, Harbinger Special Fund, APN Holding, and APN Merger are part of the Harbinger family of hedge funds. Defendants Philip Falcone, Raymond J. Harbert, Michael D. Luce and David Maura are actively involved in the management of those hedge funds. Upon information and belief, the Harbinger hedge funds manage in excess of $4 billion in capital. According to its public filings, Harbinger is now the largest shareholder of Applica, with ownership of an aggregate of 9,830,800 shares, representing approximately 40% of Applica’s common stock.
JURISDICTION, VENUE AND STANDING
     29. The Court has exclusive subject matter jurisdiction over Plaintiffs’ federal securities law claims pursuant to Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa.
     30. There is personal jurisdiction over all Defendants pursuant to Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa.
     31. Venue is properly laid in this District pursuant to Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, and 28 U.S.C. § 1391(b), because the Applica-Harbinger Proxy Statement was mailed to and otherwise disseminated in this District and because Harbinger’s false and misleading SEC filings were made available in and otherwise disseminated in this District with knowledge that NACCO and shareholders within this District would read and rely upon these filings.
     32. Plaintiffs have standing to bring and maintain this action pursuant to Section 14(e) of the Securities Exchange Act of 1934, 15 U.S.C. § 78n(e), as NACCO is a shareholder of Applica and under the common law.

FACTS RELEVANT TO ALL COUNTS
NACCO Responds To Applica’s Desire For A Strategic Transaction
     33. Applica is a Florida corporation that imports and distributes a number of small household appliance products under such well-known brand names as Black & Decker®, LitterMaid®, Infrawave® and Belson®. In recent years, Applica has been struggling and has reported mediocre financial results. Applica’s struggles are not an anomaly. The small household appliance industry has faced increased competitive pressures resulting from consolidation in the retail industry, product price deflation, increased raw material prices and competition from higher-priced brands.
     34. NACCO’s subsidiary, Hamilton Beach through its subsidiaries, is an importer and seller of small household appliances under the brand names of Hamilton Beach® and Proctor-Silex®. Because Hamilton Beach, through its subsidiaries, actually designs products, controls their manufacture and has efficient and effective marketing and distribution systems, it has remained profitable and avoided some of the business problems that have afflicted its competitors.
     35. During the spring of 2005, NACCO first approached Applica about the possibility of a strategic transaction. NACCO initially proposed a cash transaction to Applica, but Applica rejected this in favor of a stock transaction that would give its shareholders continued ownership in the merged company.
     36. On April 22, 2005, NACCO and Applica executed a confidentiality agreement permitting NACCO and Applica to conduct due diligence into each other’s businesses. The confidentiality agreement was subsequently amended on February 16, 2006 and on May 8, 2006 (with amendments, the “Confidentiality Agreement”).

     37. On February 28, 2006, Applica issued a press release disclosing that it had engaged Banc of America Securities LLC (“Banc of America”) to explore “strategic alternatives to enhance shareholder value” of Applica. Upon information and belief, Banc of America subsequently contacted more than forty potential bidders regarding their interest in Applica.
     38. On April 19, 2006, in response to Applica’s request for offers, NACCO reiterated its proposal that Applica merge with Hamilton Beach. On May 2 and 5, 2006, the Applica Board voted to proceed with NACCO’s proposal. NACCO and Applica subsequently negotiated the terms of the Merger Agreement and other transaction documents.
     39. On July 23, 2006, NACCO, Hamilton Beach and Applica executed the Hamilton Beach Merger Agreement, pursuant to which NACCO agreed to spin off Hamilton Beach, which would have become a separate publicly traded company named “Hamilton Beach, Inc.,” into which Applica would be merged. Immediately following the spin-off, shares of Applica and NACCO shareholders would be converted into shares of Hamilton Beach, Inc. in a tax-free exchange.
Harbinger’s False and Misleading SEC Filings
     40. Upon information and belief, as early as February 2006, Harbinger developed an interest in acquiring Applica, and soon it began amassing a huge stock position in Applica common stock.
     41. According to its public filings, Harbinger made its first purchase of Applica common stock on February 24, 2006. By March 3, 2006, Harbinger had amassed 2,154,600 shares of Applica common stock, comprising 8.9% of then outstanding Applica stock.
     42. Section 13 of the Securities Exchange Act of 1934 and SEC Rule 13d-1 require persons to file public reports within ten days of first acquiring 5% of a class of equity securities of any public company and file amendments upon acquiring further shares of that company.

     43. The SEC’s Instructions to Schedule 13D also requires reporting persons to disclose their intentions in amassing a company’s stock. Specifically, Item 4 of the Instructions requires the reporting person to:
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
     44. Since Harbinger’s acquisitions of Applica common stock exceeded the 5% threshold on March 3, 2006, it was required to make the necessary filing by March 13, 2006. On that date, Harbinger filed a Schedule 13G, reporting that it had acquired 2,154,600 shares of

Applica and held 8.9% of Applica’s stock. In filing the Schedule 13G, Harbinger certified that the shares of Applica common stock “were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction to that effect.” Upon information and belief, this certification was knowingly false when made.
     45. Upon information and belief, Harbinger was well aware that publicly announcing its intentions with respect to Applica would have the effect of (a) raising Applica’s stock prices, thereby increasing Harbinger’s own acquisition costs, and (b) alerting actual and potential competitors for control of Applica, who could then take various measures to offset Harbinger’s advantages in the event of a contest for control.
     46. By April 4, 2006, Harbinger’s ownership of Applica stock had increased to 3,815,000 shares of Applica common stock, or 15.8% of all outstanding stock. On April 13, 2006, Harbinger filed an amended Schedule 13G disclosing this increased ownership. In this amended Schedule 13G, Harbinger again certified that the shares of Applica common stock “were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction to that effect.” Upon information and belief, this certification was knowingly false when made.
     47. Harbinger first filed a Schedule 13D on May 17, 2006, by which time it already owned 6,000,000 shares of Applica stock, representing 24.7% of outstanding shares. Even though it remained committed to its proposal and plan to acquire control of Applica, Harbinger’s May 17, 2006 Schedule 13D represented that:
Item 4. Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.
The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.
(Emphasis added).
     48. By acquiring more than 20% of Applica’s common stock, Harbinger triggered the Florida Control Share Act, Fla. Stat. Ann. § 607.0902 (West 2003) (the “Florida Act”). Under the Florida Act, when a shareholder acquires a certain threshold of publicly traded stock, that shareholder generally loses the right to vote those shares absent approval by a vote of a majority of the shares held by disinterested shareholders. As of May 2006, therefore, Harbinger’s beneficially owned Applica shares had no voting rights.
     49. Upon information and belief, Harbinger invested over $100 million in Salton, Inc. (“Salton”) despite the fact that Salton was and is under extreme financial distress. On June 2, 2006, Harbinger purchased 30,000 shares of Salton Series A Convertible Preferred Stock. Following this acquisition, Defendant David Maura took a seat on Salton’s Board of Directors. Upon information and belief, Harbinger owns over $100 million of Salton’s Second Lien Term Loan. Upon information and belief, at some point it became clear to Harbinger that the only way to realize the value of these investments would be some form of combination of Salton and Applica.
     50. Upon information and belief, Applica and Salton executed a confidentiality agreement, pursuant to which Salton received material non-public information from Applica about Applica’s business, present and future financial results, and future plans and prospects. Upon information and belief, through Defendant David Maura’s position as a director of Salton and possibly through other means, Harbinger also was given access to this information. Despite David Maura being in actual or constructive possession of the confidential information received from Applica, Harbinger did not refrain and continued to trade Applica stock.
     51. Harbinger continued to acquire shares of Applica common stock. In a June 6, 2006 amendment to its Schedule 13D, Harbinger disclosed that it now owned 7,502,800 shares of Applica common stock, representing 30.8% of Applica common stock. Item 4 of the Amendment reiterated that:
Item 4. Purpose of Transaction.
The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.
The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.
(Emphasis added). Upon information and belief, these statements were knowingly false when made.
     52. On June 21, 2006, Harbinger filed another amendment to its Schedule 13D. In this Schedule 13D/A Harbinger disclosed that it now owned 7,789,100 shares of Applica, representing 32%. Item 4 of the Amendment stated that:
Item 4. Purpose of Transaction.
The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis including, without limitation, for possible synergies with their other current investments.
The Reporting Persons reserve the right to be in contact with members of the Issuer’s management, the members of the Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value. The Reporting Persons also reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own. Further, the Reporting Persons reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors and the shareholders of the Issuer.
Other than as set forth above, the Reporting Persons have no plan or proposal as of the date of this filing which, other than as expressly set forth above, relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.
(Emphasis added). Upon information and belief, these statements were knowingly false when made.
     53. Harbinger filed amendments to its Schedule 13D on August 3, 2006 and August 8, 2006. Both filings disclosed that Harbinger now held 7,921,200 shares of Applica, comprising approximately 32% of Applica stock. Neither filing disclosed Harbinger’s plan to take control of Applica. Instead, both filings simply repeated the false and misleading statement made in Harbinger’s June 21, 2006 Schedule 13D amendment.
     54. By this time Harbinger had requested and received a list of Applica’s shareholders and knew that a number of Applica shareholders were located in Ohio. Additionally, after the public announcement of the Hamilton Beach Merger Agreement, Harbinger knew or should have known that NACCO had a contract with Applica that necessarily would make it keenly interested in Harbinger’s amendments to its Schedule 13D.
     55. On August 11, 2006, Harbinger filed another amendment to its Schedule 13D. This filing disclosed that Harbinger now held 9,201,000 Applica shares and controlled 37.57% of Applica stock. This filing also disclosed that Harbinger had received a letter from counsel to Applica. However, when it came to disclosure of Harbinger’s plans or proposals, Harbinger represented as follows:

Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is amended to add the following information: On August 10, 2006, counsel for the Reporting Persons received a letter from counsel for the Issuer, a copy of which is included as Exhibit D to the Schedule 13D. Other than as set forth in this Item 4, the Reporting Persons have no plan or proposal as of the date of this filing which, other than as expressly set forth above, relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.
(Emphasis added). Upon information and belief, these statements were knowingly false when made.
     56. On August 17, 2006, Harbinger filed a sixth amendment to its Schedule 13D. This filing disclosed that Harbinger had continued to acquire Applica stock and now held 9,611,600 shares, or 39.24%. It also amended Item 4 of Harbinger’s Schedule 13D to disclose that Harbinger had sent a letter to Applica. However, this amendment did nothing to correct Harbinger’s earlier misrepresentations.
     57. As Harbinger was subsequently to disclose in its September 14, 2006 Schedule 13D/A filing with the SEC, since at least the time Harbinger first purchased Applica stock on February 24, 2006, Harbinger had a plan or proposal to: (a) continue to acquire Applica shares; (b) change the board of directors of Applica; (c) effect a merger between Applica and Salton; or (d) otherwise cause Applica to enter into an “extraordinary corporate transaction.” Harbinger was required by federal securities law to disclose these facts, but repeatedly and intentionally failed to do so. Instead, Harbinger intentionally filed false and misleading statements with the SEC.

Harbinger’s Admission Of Its Plan Or Proposal
     58. On September 14, 2006, Harbinger announced that it had submitted a proposal to purchase for $6.00 per share all then outstanding shares of Applica stock that Harbinger did not itself own.
     59. That same day, in a seventh amendment to its Schedule 13D, Harbinger finally publicly admitted its long-standing plan to enter into an “extraordinary corporate transaction” with respect to Applica.
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is amended to add the following information:
The Reporting Persons have acquired their Shares of the Issuer in order to acquire control of the Issuer. The Reporting Persons evaluate their ownership of the Shares on a continual basis including, without limitation, for possible synergies with their other current investments.
On September 14, 2006, the Master Fund and the Special Fund, together, sent a letter to the Issuer, a copy of which is incorporated by reference into Item 4 and included as Exhibit F, pursuant to which the Master Fund and the Special Fund offered to acquire all of the Shares of the Issuer at a price per Share of $6.00 and in accordance with the terms of the letter.
(Emphasis added). This filing also disclosed that Harbinger held 9,830,000 Applica shares, comprising 40.14% of Applica stock.
     60. On September 14, 2006, according to the Applica-Harbinger Proxy Statement, the Applica Board purportedly determined that there was a reasonable likelihood that the Harbinger offer would constitute a “Superior Proposal,” as defined in the Hamilton Beach Merger Agreement. Applica notified NACCO of the Board’s conclusion on September 15, 2006

     61. On September 22, 2006, Harbinger filed a further amendment to its Schedule 13D disclosing that it had entered into a confidentiality agreement with Applica. Harbinger did not amend or correct any previous false or misleading statements in this amendment.
     62. As a result of Harbinger’s failure to timely file its original Schedule 13D, false and misleading statements contained in its Schedules 13G and 13D, material omissions from its Schedule 13D and false and misleading statements contained in the first six amendments to its Schedule 13D, Harbinger violated the Securities Exchange Act of 1934 and misled investors, competing bidders and some directors and officers of Applica itself as to Harbinger’s plans or proposals. Similarly, Harbinger’s filings failed to disclose information necessary to render statements that it made complete; as a result, the incomplete statements it did make were misleading. As set forth below, Plaintiffs and others have been injured by Harbinger’s misstatements and omissions.
     63. NACCO executed and partially performed the Hamilton Beach Merger Agreement in reliance on Harbinger’s repeated statements in its SEC filings stating that its purchases of Applica stock were for “investment purposes” only. NACCO reasonably relied on these representations.
     64. Had NACCO known that Harbinger was fraudulently acquiring Applica shares at less than fair value and was misleading NACCO regarding its true plans and proposals, NACCO could and would have, depending on the information provided and other circumstances, taken various actions to protect its rights. NACCO relied upon Harbinger’s false filings and believed that Harbinger had no plan or proposal to take control of Applica, and was injured thereby.

Applica’s Purported Termination Of The Hamilton Beach Merger Agreement
     65. On October 10, 2006, Applica sent NACCO a notice purporting to terminate the Merger Agreement. On October 11, 2006, NACCO responded, asserting that NACCO had not been “informed of the discussions or negotiations that gave rise” to the Harbinger Merger Agreement, reserving all rights in that regard and requesting information regarding the Harbinger proposal.
     66. On October 12, 2006, without providing any of the requested information, Applica purported to “re-notify” NACCO regarding its intention to terminate the Merger Agreement. On October 13, 2006, NACCO again challenged Applica’s compliance with the Merger Agreement and requested that Applica take appropriate action to comply with its obligations.
     67. On October 19, 2006, Applica informed NACCO that it was immediately terminating the Hamilton Beach Merger Agreement and entering into an acquisition agreement with Harbinger for $6.00 for each share of Applica not currently owned by Harbinger. That day, Applica issued a press release announcing the agreement with Harbinger. According to the press release, Applica and Harbinger intended to complete the Harbinger Transaction in the first quarter of 2007.
     68. Also on October 19, 2006, Harbinger filed yet another amendment to its Schedule 13D with the SEC, reporting that APN Holding had joined the group and suggesting that Harbinger’s September 14, 2006 Schedule 13D/A, was itself wrong:
The sentence in Item 4 of Amendment No. 7 to the Schedule 13D, dated September 14, 2006, that reads “The Reporting Persons have acquired their Shares of the Issuer in order to acquire control of the Issuer” is hereby deleted in its entirety and replaced with the following: The Reporting Persons have changed their investment intent and now propose to acquire all of the Shares of the Issuer.

(Emphasis added). Upon information and belief, this latest SEC filing was false.
     69. Having now completed several of the steps in its plan, Harbinger then proceeded with the next steps necessary to combine Applica with Salton. On November 15, 2006, Harbinger entered into an agreement with Salton that gave Harbinger the exclusive right to solicit or negotiate any acquisition of Salton. Finally, the Applica-Harbinger Proxy Statement disclosed that Harbinger intends to merge Applica with Salton once Harbinger completes its takeover of Applica.
The Applica-Harbinger Proxy Statement
     70. On November 2, 2006, Applica filed a preliminary proxy statement in connection with Harbinger’s offer. That proxy statement was subsequently amended on November 19, 2006.
     71. On December 4, 2006, Applica circulated the Applica-Harbinger Proxy Statement for the purposes of soliciting shareholder approval of the merger agreement between Applica and Harbinger. The Applica-Harbinger Proxy Statement set December 28, 2006 as the date for the meeting of the Applica shareholders. It also specified that November 27, 2006 was the record date for determining the shareholders entitled to vote at the meeting date.
     72. At the time Applica circulated the Applica-Harbinger Proxy Statement, Harbinger owned approximately 40% of the stock of Applica, but was barred as a matter of law from voting those shares because of the Florida Act. In order for the proposed merger of Harbinger and Applica to go forward, the transaction had to be approved by a majority of Applica’s remaining shareholders. Thus, the Applica-Harbinger Proxy Statement itself is an essential link in the accomplishment of the merger of Harbinger and Applica.
     73. Upon information and belief, the Applica-Harbinger Proxy Statement was circulated in early December to all record shareholders of Applica. In particular, a copy of the

Applica-Harbinger Proxy Statement was sent to, and received by, Plaintiff NACCO at its headquarters in Mayfield Heights, Ohio.
     74. Upon information and belief, Harbinger was closely involved in the preparation of the Applica-Harbinger Proxy Statement and provided a substantial amount of the content of the Applica-Harbinger Proxy Statement. As a result, many of the statements in the Applica-Harbinger Proxy Statement were statements made by Harbinger and adopted by Applica.
     75. The Securities Exchange Act of 1934 and SEC Rule 14 required Applica to include in the Applica-Harbinger Proxy Statement a full and complete description of the background of the proposed merger of Harbinger and Applica. Among other things, Applica was required to disclose fully its contacts with Harbinger, competing proposals from others, and all other information relating to the proposed transaction that a reasonable shareholder would consider important in deciding whether to vote in favor of the proposed merger of Harbinger and Applica.
     76. Notwithstanding these legal requirements, the Applica-Harbinger Proxy Statement is replete with statements that are, in light of the circumstances in which they were made, false or misleading. The Applica-Harbinger Proxy Statement also omits material facts necessary to make the statements made not false or misleading, or which fail to disclose all material statements. In particular, the Applica-Harbinger Proxy Statement:
a. failed to disclose that NACCO’s original proposal for a combination of Applica and Hamilton Beach would have been an all-cash transaction;
b. failed to disclose that it was Applica’s Chief Executive Officer, Harry Schulman, who discouraged NACCO from making a cash offer;
c. failed to disclose that Harbinger’s March 13, 2006 Schedule 13G filing with the SEC, which disclosed that Harbinger had acquired 2,079,330, or 8.9%, of Applica’s outstanding shares, had stated that Harbinger had not acquired those shares, and was not holding those shares, for the purpose of or with the effect of changing or influencing the control of Applica and were not acquired or held in connection with or as a participant in any transaction having such purpose or effect;
d. failed to disclose that Harbinger’s April 13, 2006 Schedule 13G amendment filed with the SEC, which disclosed that Harbinger had acquired 3,815,000, or 15.8%, of Applica’s outstanding shares, had stated that Harbinger had not acquired those shares, and was not holding those shares, for the purpose of or with the effect of changing or influencing the control of Applica and were not acquired or held in connection with or as a participant in any transaction having such purpose or effect;
e. failed to disclose that Harbinger’s May 17, 2006 Schedule 13D filed with the SEC, which disclosed that Harbinger had acquired 6,000,000, or 24.7%, of Applica’s outstanding shares, had stated that Harbinger had acquired those shares, and was holding those shares, for investment purposes only and that the acquisitions were made in the ordinary course of Harbinger’s business or investment activities;
f. failed to disclose that, on or after May 17, 2006, Harbinger did not have voting rights in the 6,000,000 shares of Applica common stock then owned by Harbinger, in light of the operation of the Florida Act;

g. failed to disclose that, based on a press release issued by Salton on June 2, 2006, Defendant David Maura, a consultant to Harbinger, joined the Salton board of directors. According to that press release, prior to that time Harbinger had acquired preferred stock of Salton convertible into 15.54% of the common stock of Salton and also had the right to a seat on Salton’s board of directors.
h. failed to disclose that, at some point in time, Applica executed a confidentiality agreement with Salton and that, upon information and belief, Salton received material non-public information from Applica about Applica’s business, present and future financial results, and future plans and prospects;
i. failed to disclose that, after Salton and Applica had executed the confidentiality agreement and Salton, upon information and belief, had received that material, non-public information from Applica, that Harbinger had traded upon that information without publicly disclosing it and had bought a substantial number of additional shares of Applica;
j. failed to disclose that Harbinger’s June 6, 2006 Schedule 13D amendment filed with the SEC, which disclosed that Harbinger had acquired 7,502,800, or 30.8%, of Applica’s outstanding shares, had stated that Harbinger had acquired those shares, and was holding those shares, for investment purposes only and that the acquisitions were made in the ordinary course of Harbinger’s business or investment activities;
k. failed to disclose that representatives of Applica requested a telephone conference call among Christopher Madison, an independent member of Applica’s board of directors, Alfred Rankin, NACCO’s Chief Executive Officer, and Michael J. Morecroft, Hamilton Beach’s Chief Executive Officer (who was the proposed Chief Executive Officer of the combined Applica/Hamilton Beach entity), which call took place on July 17, 2006;
l. failed to disclose that Harbinger’s August 3, 2006 Schedule 13D amendment filed with the SEC, which disclosed that Harbinger had acquired 7,921,200, or 32.55%, of Applica’s outstanding shares, had stated that Harbinger had acquired those shares, and was holding those shares, for investment purposes only and that the acquisitions were made in the ordinary course of Harbinger’s business or investment activities;
m. failed to disclose that Harbinger’s August 8, 2006 Schedule 13D amendment filed with the SEC, which disclosed that Harbinger had acquired 8,621,100, or 35.20%, of Applica’s outstanding shares, had stated that Harbinger had acquired those shares, and was holding those shares, for investment purposes only and that the acquisitions were made in the ordinary course of Harbinger’s business or investment activities;
n. failed to disclose that Harbinger’s August 11, 2006 Schedule 13D amendment filed with the SEC, which disclosed that Harbinger had acquired 9,201,000, or 37.57%, of Applica’s outstanding shares, had stated that Harbinger had acquired those shares, and was holding those shares, for investment purposes only and that the acquisitions were made in the ordinary course of Harbinger’s business or investment activities;
o. failed to disclose that Harbinger’s August 17, 2006 Schedule 13D amendment filed with the SEC, which disclosed that Harbinger had acquired

9,611,600, or 39.24%, of Applica’s outstanding shares, had stated that Harbinger had acquired those shares, and was holding those shares, for investment purposes only and that the acquisitions were made in the ordinary course of Harbinger’s business or investment activities;
p. failed to disclose that Harbinger’s September 14, 2006, Schedule 13D amendment, which disclosed that Harbinger now held its 9,830,800 shares in Applica, or 40.14% of Applica stock, included a copy of a press release announcing Harbinger’s offer to acquire Applica and a letter from Harbinger to Applica’s board of directors;
q. failed to disclose that Harbinger’s September 14, 2006 Schedule 13D amendment also amended the “Purpose of the Transaction” provision in the Schedule to state that “The Reporting Persons have acquired their shares of the Issuer in order to acquire control of the Issuer;”
r. failed to disclose that Harbinger’s September 22, 2006 Schedule 13D amendment did not amend the Schedule 13D to disclose any change in interest or intent in the “Purpose of the Transaction” provision in the Schedule 13D;
s. failed to disclose that on October 3, 2006, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired with respect to the previously announced transaction among NACCO, Hamilton Beach and Applica;
t. failed to disclose that Applica failed to advise NACCO that Applica had received a draft merger agreement from counsel to Harbinger on October 4, 2006;

u. failed to disclose that Applica failed to advise NACCO that Applica’s board of directors met on October 9, 2006 to review the terms of the proposed merger agreement between Applica and Harbinger;
v. failed to disclose that counsel for NACCO sent a letter to Applica on October 11, 2006, advising Applica of its obligation to keep NACCO apprised of the status of discussions relating to a superior proposal for acquisition of Applica and reserving NACCO’s rights thereto;
w. failed to disclose that counsel for NACCO advised Applica on October 13, 2006 that there were serious questions regarding Applica’s assertion that it had complied with its obligations under the Merger Agreement;
x. failed to disclose that representatives of Applica requested from NACCO during the evening of October 18, 2006 and the morning of October 19, 2006 wire instructions for payment of the termination fee under the Merger Agreement;
y. failed to disclose that on October 19, 2006, NACCO provided wire instructions to Applica for payment of the termination fee under the Merger Agreement, but also stated that it reserved all rights under the Merger Agreement and that it had placed the $6 million wire transfer in a segregated account;
z. failed to disclose that on October 19, 2006, counsel for NACCO sent a letter to Applica stating that NACCO had serious questions regarding Applica’s compliance with its contractual obligations and right to terminate the Merger Agreement, renewed the request for an explanation of the circumstances, and reserved all of NACCO’s legal rights;

aa. failed to disclose that Harbinger filed an amendment to its Schedule 13D on October 19, 2006, attaching a copy of an agreement and plan of merger between Applica and Harbinger;
bb. failed to disclose that Harbinger’s October 19, 2006 Schedule 13D amendment purported to amend the “Purpose of the Transaction” provision in the Schedule 13D to delete the statement included in the September 14, 2006 amendment to Harbinger’s Schedule 13D that had stated that Harbinger had purchased its shares in Applica for the purpose of acquiring control of Applica and replacing it with the statement that “The Reporting Persons have changed their investment intent and now propose to acquire all of the shares of the Issuer;”
cc. failed to disclose that on October 20, 2006, Harbinger filed an amendment to its Schedule 13D reporting that Harbinger had acquired an equity interest in Salton and referencing a letter sent by Harbinger to Salton proposing to enter into discussions so that Harbinger would acquire control of Salton;
dd. failed to disclose that on November 2, 2006, Applica filed a preliminary proxy statement with respect to Applica’s proposed transaction with Harbinger;
ee. failed to disclose that on November 13, 2006, NACCO and Hamilton Beach filed a complaint in the Delaware Chancery Court against Applica and Harbinger;
ff. failed to disclose that on November 15, 2006, Harbinger amended its Schedule 13D with respect to Salton indicating that it had entered into an exclusivity agreement with Salton in connection with a proposed combination of Salton and Applica;

gg. was not amended to disclose that on the evening of December 13, 2006, NACCO delivered a letter to Applica proposing to acquire all of Applica’s shares at a price of $6.50 per share, net to the seller in cash, without interest and proposing an amendment to the Hamilton Beach Merger Agreement in connection with this offer and that on December 15, 2006 NACCO commenced a tender offer; and
hh. was not amended to disclose that on December 15, 2006, Applica and Harbinger amended the merger agreement between for Harbinger to pay $6.50 per share for the outstanding shares of Applica common stock and that since the shares owned by Harbinger are non-voting under Florida law, the approval of holders of 7,585,151 shares is required to approve the Harbinger merger.
     77. The foregoing misstatements and omissions were misstatements and omissions of material fact because there is a substantial likelihood that a reasonable shareholder would consider them important in deciding how to vote.
     78. If disclosed to Applica’s shareholders, these facts would have revealed that Harbinger had conducted, and Applica had acquiesced in, an undisclosed and concealed creeping tender offer for Applica; that Harbinger had consistently misrepresented its plans with respect to Applica in order to acquire millions of shares of Applica stock from unsuspecting Applica shareholders at unfair prices; that upon information and belief Harbinger had bought many of these shares while in the possession of material, non-public inside information about the financial results and prospects and the business prospects of Applica; that Applica’s board of directors favored Harbinger over NACCO in the sale of Applica; that Applica’s board of directors had failed to abide by Applica’s contract with NACCO; that Applica’s board of directors had failed to take prompt steps to notify NACCO of Harbinger’s interest in Applica such that they could have negotiated improved terms for NACCO’s possible acquisition of Applica; and that Applica’s board of directors and management had taken actions that resulted in actual and potential legal liabilities for Applica.
     79. Each of these facts is, or would have been, material to a reasonable shareholder of Applica in making his or her decision whether to vote in favor of the proposed acquisition of Applica by Harbinger.
     80. Applica and Harbinger knew or reasonably should have known that the statements listed above were false or misleading and that the facts they omitted caused other statements to become false or misleading.
Contest For Control Of Applica
     81. As a result of their fraud and insider trading, the Harbinger Defendants obtained approximately 40% of Applica common stock at the blended price of approximately $3.60 per share. These acquisitions have given the Harbinger Defendants an illegal and manifestly unfair advantage in any contest for control of Applica.
     82. In any situation where there are competing cash offers for Applica, Harbinger has a decided advantage over any other bidder. For example, in the present circumstances, where any bidder seeking to acquire Applica would have to acquire 100% of outstanding Applica stock at the top price, Harbinger would only have to acquire 60% of outstanding Applica stock. Moreover, any competing bidder will have to purchase all of Applica’s shares for the full tender offer price, while Harbinger already owns 40% of those shares because of its fraudulent misrepresentations and inequitable conduct.

     83. Additionally, even if it is able to make the highest offer, NACCO or another bidder must contend with the possibility, should Harbinger elect not to sell its shares, of acquiring a company with a hostile 40% shareholder. Both of these factors act to depress the bids offered to Applica shareholders.
     84. On December 13, 2006, NACCO sent a letter to the Applica Board of Directors offering to purchase all outstanding shares of Applica common stock for $6.50 per share. NACCO also provided Applica with an amended version of the Hamilton Beach Merger Agreement.
     85. On December 15, 2006, Harbinger, being required only to buy 60% of the outstanding shares of Applica common stock, responded to increase its offer to purchase the shares of Applica common stock that it did not already own to $6.50 per share.
     86. On that same day, Plaintiffs publicly announced a competing all-cash tender offer for Applica at $6.50 per share.
     87. At this time, the hypothetical injury became a reality. Harbinger – through its false and misleading statements – created an unfair playing field for control of Applica. Indeed, at the present offering price for Applica shares – $6.50 – Harbinger will only have to pay $130 million for the outstanding shares of Applica common stock while NACCO will have to pay about $160 million. As a result of its successful fraud, Harbinger will be able to purchase Applica for $30 million less than NACCO is prepared to pay.
COUNT I
Violation of Securities Exchange Act § 13(D) and
Securities & Exchange Commission Rule 14a-9
     88. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 86 above.

     89. On March 13, 2006, Harbinger filed a Schedule 13G with the SEC disclosing that Harbinger had acquired 2,154,600 shares of Applica and held 8.9% of Applica’s stock. On April 13, 2006, Harbinger filed an amendment to that Schedule 13G disclosing that Harbinger’s ownership of Applica stock had increased to 3,815,000, or 15.8%, of all of Applica’s shares. Pursuant to Item 10 of the Instructions to Schedule 13G, Harbinger was not permitted to make its filings on Schedule 13G unless it certified that its shares in Applica were not acquired and were not held for the purpose of or with the effect of changing influencing the control of Applica. Harbinger did so certify in its Schedule 13G filings, and those certifications were false when made.
     90. Harbinger did not file a Schedule 13D until May 17, 2006. Harbinger’s Schedule 13D was false and misleading because it misrepresented Harbinger’s plans and proposals with respect to its acquisitions of Applica stock, including its plan or proposal to: (a) continue to acquire Applica shares; (b) change the board of directors of Applica; (c) effect a merger between Applica and Salton; or (d) otherwise cause Applica to enter into an extraordinary corporate transaction.
     91. Harbinger subsequently filed six amendments to its Schedule 13D repeating its misrepresentations as to its plans and proposals. These amendments to Harbinger’s Schedule 13D were false and misleading because they misrepresented Harbinger’s plans and proposals with respect to its acquisitions of Applica stock, including its plan or proposal to: (a) continue to acquire Applica shares; (b) change the board of directors of Applica; (c) effect a merger between Applica and Salton; or (d) otherwise cause Applica to enter into an extraordinary corporate transaction.

     92. Harbinger’s Schedules 13G and 13D, and their respective amendments, are materially false and misleading in that, as described in detail above, they misstate and/or omit material information that must be disclosed.
     93. As a result of the foregoing illegal and inequitable acts, Harbinger was able to amass improperly a commanding position in the stock of Applica. In the ensuing contest for ownership and control of Applica between Plaintiffs and Harbinger, Harbinger has arrogated to itself an unfair and illegal advantage.
     94. Applica’s shareholders, both current and former, including NACCO, have been irreparably injured by Harbinger’s conduct because they have been disadvantaged by Harbinger’s fraud in the contest for ownership and control of Applica.
     95. Plaintiffs have no adequate remedy at law.
COUNT II
Against Applica
Violation of Securities Exchange Act of 1934 § 14(a) and Securities & Exchange
Commission Rule 14a-9
     96. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 95 above.
     97. On December 4, 2006, Applica circulated a definitive Proxy Statement announcing a meeting of its shareholders for December 28, 2006 and soliciting the votes and proxies of its shareholders to vote in favor of the proposed merger between Applica and Harbinger.
     98. Upon information and belief, at the time Applica prepared and circulated the Proxy Statement, Applica was working in conjunction with, and was aided and abetted by, Harbinger.
     99. Because approval of the proposed merger between Applica and Harbinger required the approval of a majority of the shares of Applica and because the shares of Applica common stock owned by Harbinger are not entitled to vote at the shareholders meeting, the Applica-Harbinger Proxy Statement is an essential link in the accomplishment of the merger between Applica and Harbinger.
     100. The Applica-Harbinger Proxy Statement is false and misleading because: (a) it contained statements that at the time and in the light of the circumstances under which they were made, were false or misleading with respect to material facts; and (b) it failed to disclose material facts necessary to: (i) make the statements therein not false or misleading and (ii) correct earlier communications by Applica that had become false or misleading.
     101. Consummation of the transaction outlined in the Applica-Harbinger Proxy Statement would irreparably injure Applica’s shareholders, both current and former, including NACCO.
     102. Each of the foregoing misstatements and or omissions was knowing, willful, reckless, and negligent because the true facts were known to Applica. Applica often recited only selected parts of SEC filings and other documents. Applica also knew that the misstatements and omissions were, or would be, material to the decision-making of shareholders.
     103. NACCO has no adequate remedy at law for the misrepresentations and omissions in the Applica-Harbinger Proxy Statement.
RELIEF REQUESTED
          WHEREFORE, Plaintiffs pray for provisional, preliminary and final relief against Defendants as follows:
     (a) declaring that Harbinger’s Schedule 13G and the amendment violate Section 13(g) of the 1934 Act;
     (b) declaring that Harbinger’s Schedule 13D and the amendments violate Section 13(d) of the 1934 Act;

     (c) ordering that Harbinger and its officers, agents, servants, employees and attorneys, and those persons in active concert or participation with them:
(i) correct by public means their material misstatements and omissions, including by filing with the SEC and sending to Applica complete and accurate disclosures required by Sections 13(d) and 13(g) of the 1934 Act;
(ii) are enjoined from proceeding with any offer for shares of Applica common stock, any merger involving Applica and any purchase of or arrangement to purchase any shares of Applica common stock until further order of the Court;
(iii) are enjoined from selling, tendering or otherwise disposing of any shares of Applica common stock acquired by them, except to the extent ordered or expressly permitted by the Court;
(iv) are required within three business days of the Court’s order to offer rescission to all shareholders who sold shares of Applica common stock to them on or after March 13, 2006, which offer of rescission shall be published as the Court shall order and kept open for at least 20 business days; and
(v) are enjoined from making any additional material misstatements or omissions in connection with Applica securities;
     (d) ordering that any shares of Applica common stock acquired by Harbinger, their officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with them, on or after March 13, 2006, as to which the right of rescission is not exercised, be divested into the possession of Applica, or, in the alternative, ordering that Harbinger disgorge a sum equal to the difference between the price paid for such shares and the price paid for shares of Applica common stock by the ultimate acquirer of Applica, the disposition of such sum to be by further order of the Court;
     (e) declaring that the Applica-Harbinger Proxy Statement violates Section 14(a) of the 1934 Act and SEC Rule 14a-9;
     (f) ordering that Applica and its officers, agents, servants, employees and attorneys, and those persons in active concert or participation with them:
(i) correct by public means their material misstatements and omissions in the Applica-Harbinger Proxy Statement, including by filing with the SEC and sending to Applica complete and accurate disclosures required by Sections 14(a) of the 1934 Act and SEC Rule 14;
(ii) are enjoined from proceeding with any extraordinary corporate transaction with Harbinger, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries or affiliates or such as a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(iii) are enjoined from proceeding with a shareholders meeting for the purpose of approving any extraordinary corporate transaction with Harbinger, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries or affiliates or such sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; and
(iv) are enjoined from making any additional material misstatements or omissions in connection with Applica securities;
     (g) awarding Plaintiffs costs and expenses of this action, including attorneys’ fees;
     (h) awarding Plaintiffs interest upon the foregoing;

     (i) granting such other relief as the Court may deem necessary to level the playing field in the contest of control of Applica; and
     (j) granting such other and further relief as the Court may deem just and proper.

Dated: December 18, 2006	Respectfully submitted,

/s/ John M. Newman, Jr.
John M. Newman, Jr.
E-mail: jmnewman@jonesday.com
[Ohio Bar Registration No. 0005763]
John L. Sinatra, Jr.
E-mail: jlsinatrajr@jonesday.com
[Ohio Bar Registration No. 0070282]
Adrienne M. Ferraro
E-mail: amferraro@jonesday.com
[Ohio Bar Registration No. 0076332]
JONES DAY
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190
Telephone: (216) 586-3939
Facsimile: (216) 579-0212

Attorneys for NACCO INDUSTRIES, INC. and APEX ACQUISITION CORPORATION

Of Counsel:

Phillip Le B. Douglas (PD-8237)
Geoffrey S. Stewart (GS-5413)
Meir Feder
Mark R. Seiden
JONES DAY
222 E. 41st St.
New York, New York 10017
Tel: (212) 326-3939
Fax: (212) 755-7306